

Mail Stop 3030

September 16, 2016

Via E-Mail
Waqaas Al-Siddiq
Chief Executive Officer
Biotricity Inc.
275 Shoreline Drive, Suite 150
Redwood City, CA 94065

> **Re:** **Biotricity Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 22, 2016**
> **File No. 333-210933**

Dear Mr. Al-Siddiq:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2016 letter.

Common stock to be outstanding after the offering, page 3

1.   Please clarify the number of shares underlying all outstanding obligations, like the notes and warrants mentioned in your Form 8-K filed September 12, 2016.

Risk Factors, page 4

2.   Please expand your response to prior comment 2 to provide us your analysis supporting your conclusion that the non-compliance is not material. Include in your response all potential remedies for the non-compliance and an analysis of how each such remedy is immaterial.

3.   Please expand your response to prior comment 5 to tell us which provisions of exhibits 10.1, 10.3, and 10.4 limit or otherwise alter the power to amend provided by section 9 of exhibit 4.2.

We may be subject to penalties, page 8

4.   We note your revision in response to prior comment 6. Please clarify the significance to your investors of the licensed software being "FDA-cleared." For example, for what purpose is the software cleared? Does the licensor's FDA clearance mean that you can market the software without your proposed product completing the regulatory review process?

If we are unable to protect our proprietary rights, page 18

5.   We note your response to prior comments 7 and 28. Please revise your disclosure in this risk factor to clarify, if true, that your patent application addresses the design of your proposed product, but not its operation. Also, if you do not hold patents, please revise your reference to "existing" patents on page 18 and to "issued patents" on page 19 to clarify.

Anti-takeover provisions, page 23

6.   Please respond to that portion of prior comment 8 that asks you to provide the disclosure required by Regulation S-K Item 202(a)(5). For example, we note from exhibit 3.2 the board's ability the increase the size of the board and fill vacancies.

Market Information, page 25

7.   Please expand your disclosure added in response to prior comment 10 to begin with November 11, 2015, which you disclose as the date quotations of the price of your stock started. See Regulation S-K Item 201(a).

Holders, page 25

8.   Please expand your response to prior comment 12 to tell us who is the "controlling shareholder" mentioned in section 5.3(e) of exhibit 10.1. From your response, it should be clear whether identification of the security holder and further disclosure is required by Regulation S-K Item 404.

Business, page 38

9.   We note your response to prior comment 14. Please disclose the material hurdles that remain until you have completed development of your planned product with sufficient specificity for investors to understand the status of the product.   Address, among other issues, the status of the "24/7 ECG monitoring center" mentioned on page 46. Also, show us how your disclosed 2017 launch date reflects the 5-year development period

mentioned in Note 12a on page F-20 and reflects the time needed for FDA review and clearance.

10.   Please expand your revised disclosure on page 38 in response to prior comment 15 to discuss the material terms of your collaboration with the Rockyview General Hospital, including the obligations of the parties, expiration date, and termination provisions.

The Acquisition Transaction, page 39

11.   Please disclose in your prospectus the substance of your response to the first sentence of prior comment 18.

Market Overview, page 43

12.   We note your response to prior comments 1 and 20. We may have further comments pending our receipt and review of the supplemental materials.

13.   We note your revisions in response to prior comment 21. Please provide us copies of the "FDA minimum benchmarks" marked clearly to show where they demonstrate how your proposed product is "superior" to the competition.

Market Opportunity, page 45

14.   We note your response to prior comment 22. Please disclose how the arrangement regarding splitting the balance disclosed in the last two sentences of the last paragraph on page 46 complies with laws such as those mentioned in the first risk factor on page 20.

Market Strategy, page 47

15.   Please expand your response to prior comment 23 to show us your gross margin calculations. Provide us any support that you have for the figures you include in the calculation.

16.   Please address that portion of prior comment 24 that asks you to tell us which end users and payers said that they are willing to switch to your device and accept your share of the reimbursement. Also tell us what portion of the end users and payers contacted as part of your research said that they are willing to switch to your device and accept your share of the reimbursement.

17.   Please update your disclosure regarding what you expect to accomplish "[i]n early 2016." Disclose the existence of and reasons for any delays.

Competition, page 50

18.   Please reconcile your response to prior comment 27 with CardioComm's February 1, 2012 press release indicating that it entered into a device integration and distribution agreement with TZ Medical.

19.   Please respond to that portion of prior comment 29 that asks you to tell us whether you were able to close the Transactions within the Conditional Period. Also expand your response to clarify whether you entered into agreements associated with those transactions and, if so, the basis for your conclusions that you need not file those agreements as exhibits.

Government Regulation, page 52

20.   Please reconcile your response to prior comment 30 with your June 20, 2016 press release indicating you filed a 510(k) application, and tell us whether you have received a response from the FDA regarding this application.

21.   Please provide us support for your disclosure regarding the typical length of the review process. Also, revise your prospectus to clarify the nature and extent of the "lab testing" required for your application, including the steps required for any required approval from institutions at which the studies will be conducted as well as the size and duration of the studies.

Management, page 56

22.   Please expand your response to prior comment 32 to provide us your analysis of how the officers mentioned in the "Meet the Team" portion of your website are not "executive officers" as defined by Rule 405.

Employment Agreements, page 60

23.   We note that you deleted the date in the second paragraph of this section. Please clarify when you must issue the option to your CEO and on what date the 10% of outstanding securities will be measured.

Ownership of Certain Beneficial Owners and Management, page 64

24.   Please tell us why you describe shares that will be held as Exchangeable Shares and what the rights of the Exchangeable Shares will be. Have the Exchangeable Shares not yet been issued?

25.   Please show us how you reconcile the information in the third paragraph of this section with your "Common stock to be outstanding after the offering" disclosure on page 3.

Transactions with Related Persons, page 65

26.   Please show us how you reconcile your disclosures under Regulation S-K Item 404 with the disclosures on pages F-20 and F-34.

Selling Stockholders, page 66

27.   We note your response to prior comment 38; however, it is unclear how you have clarified the reference to "Presidents List." Please revise accordingly.

28.   Please expand your response to prior comment 39 to show us how you determined the number of offered shares underlying the debentures; in your response, cite the applicable provisions of the applicable exhibits to your registration statement. Also, where the offered shares underlie securities, please ensure that your prospectus makes clear the terms of those securities, including the exercise price of the relevant warrants.

29.   From your response to prior comment 41, it appears that Highline Research Advisors participated in your original sale of securities and participates in determining when the offered shares can be resold. Please disclose the substance of your response, file the related agreement, and provide us your analysis of whether Highline Research Advisors is an underwriter of this offering. Cite with specificity in your response all authority on which you rely.

30.   Please confirm the accuracy and clarity of your footnotes to the table of selling security holders. We note, for example, that one footnote for a selling security holder indicates that shares underlie Exchangeable Shares, while another footnote for that same selling security holder indicates that the same shares underlie debentures.

Description of Securities, page 69

31.   Please expand your disclosure added in response to prior comment 42 to address provisions specifying the vote required by security holders to take action. See Regulation S-K Item 202(a)(1)(v). We note for example that section 2.8 of exhibit 3.2 specifies the vote required to elect directors.

Report of Independent Registered Public Accounting Firm, page F-1

32.   The signature of your auditor appears to have been deleted in your most recent amendment. Please provide an appropriately signed audit report in your next amendment.

Item 15. Recent Sales of Unregistered Securities, page II-4

33.   We note your response to prior comment 44; however, your revised disclosure on page II-5 does not appear to disclose the facts relied upon to make the indicated exemptions available. Please revise accordingly. See Item 701(d) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-6

34.   We note your response to prior comment 47; however, it is unclear which portion of exhibit 10.6 grants you the license mentioned on page 51 of your prospectus. Please clarify. If this license is part of the "development and services agreement" referenced in exhibit 10.6, please file that agreement as an exhibit.

You may contact Andri Carpenter at (202) 551-3645 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Stephen E. Fox, Esq.
          Ruskin Moscou Faltischek, P.